SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of November, 2000
                           ----

                                   GETGO INC.
                               fka GETGOMAIL.COM
                          fka ELECTROCON INTERNATIONAL INC.
                 (Translation of Registrant's name into English)
                  ---------------------------------------------


              8/F Blk 8, Prosperity Centre, 77 Container Port Road,
                           Kwai Chung, N.T. Hong Kong
              -----------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

          Form 20-F     X                            Form 40-F
                     -------                                   -------


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

             Yes                                      No     X
                    -------                               -------

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GETGO Mail.com Inc.                                                 NEWS RELEASE
--------------------------------------------------------------------------------

4610 S. Ulster Street, Ste. 150
Denver, CO 80237
Corporate Office: 303-771-3850
Investor Relations: 818-475-1509
URL: www.getgomail.com
--------------------------------------------------------------------------------

      GETGO Inc. Signs Letter of Intent to Acquire Radio One Networks, LLC

DENVER--(BUSINESS WIRE)--Nov. 6, 2000--GETGO Inc. ("GETGO"), formerly GETGO Mail.com Inc., (Nasdaq:GTGO) today announced that it has entered into a non-binding letter of intent to acquire Radio One Networks, LLC ("Radio One"), which management believes is one of the largest volume producers of local radio commercials in the US.

Consummation of the acquisition is subject to the satisfaction of a number of conditions, including entering into a definitive acquisition agreement that is satisfactory to all parties. The purchase price for the assets of Radio One will include the following components, and involve the satisfaction of certain other conditions by both GETGO and Radio One prior to closing: (1) $1,870,180 payable in restricted common stock of GETGO, with the number of shares based on the trailing 50 day average closing price of GETGO's common stock as reported by Nasdaq on the day prior to the Closing Date; (2) options to purchase 250,000 shares of common stock of GETGO for a period of four years from the date of Closing at a price equal the trailing 50 day average closing price of GETGO's common stock as reported by Nasdaq on the day prior to the Closing; (3) a cash payment of $992,250 at closing; and, (4) the assumption of the liabilities by GETGO totaling $3,243,753.

Dr. Derrin R. Smith, CEO and Chairman of GETGO Inc, stated, "Radio One Networks brings to GETGO proprietary media technology an extensive network of affiliates, several high demand entertainment and advertising formats, excellent audio production capabilities and existing revenue streams. We intend to leverage Radio One's capabilities and contacts across GETGO's core technology `I.C.E.' verticals -- Information, Communications and Entertainment. Explosive growth in audio streaming by companies and the demands of subscribers listening to radio and sound on the Internet are hot topics in industry research reports today. This large increase in audio consumption by Internet and Intranet users makes audio content production and distribution a critical place to be for any company interested in the `convergence technology' play."

Radio One develops and distributes programmed audio content and commercial production services by satellite and Internet transmission to a growing number of affiliated radio broadcast stations located in North America. Radio One has developed proprietary satellite and Internet audio broadcast technologies which feature customized audio content, assembled a professional team of audio content generators, established a customer base, and is poised to enter a major growth stage. Radio One's primary existing service is the creation and delivery of 24-hour, full-time formats for radio broadcast stations. The music formats are programmed to include the insertion by the Network of custom local content for each affiliate.

Cliff Gardiner, President of Radio One Networks, LLC stated, "Radio One's goal is to be the premiere business-to-business provider in North America of audio content for radio and Internet broadcast of music programming with customized and localized content. Joining with GETGO provides us access to capital to fuel the growth of our company. The additional resources that can be brought to bear on Radio One's behalf by the senior team at GETGO, its extraordinary board of advisors, and its other operating divisions make the joining of the two companies very compelling."

Radio One's proprietary techniques for providing customized audio content via the Internet builds upon its existing technology and expertise. The result of Radio One's new Internet delivery technology is a complete "virtual-radio" presentation. Since the transmission of data content on the Internet is essentially free and the capital cost of the technology is significantly less than that of dedicated satellite facilities, this technology represents a new low-cost paradigm for the distribution of audio content. The same basic technology can be employed for a variety of audio entertainment and information channels over the Internet including Internet Retailer websites with the imaging and commercials being specific to the E-tailer. This includes Internet radio websites catering to consumers which capture revenue from advertising and product sales such as CDs and concert tickets. Radio One can also provision organizations such as corporations or governmental agencies that wish to enhance their Intranet with audio tracks for their employees, featuring a choice of music formats punctuated by news and announcements specific to the company.

"This is a phenomenal opportunity to strengthen and expand Radio One's market niche, solidify our core technology verticals and begin developing additional avenues for revenue acceleration in GETGO's other operating divisions," stated Smith. "We are excited to bring someone of Cliff Gardiner's stature and expertise into GETGO and believe that this is an important step forward for the company."

For more information on GETGO or any of its subsidiaries please log on to http://www.getgocorp.com/, http://www.radioonenetworks.com/, http://www.e-commerceaudio.com./ or contact Kristin Johnston at 303/771-3850 or kjohnston@getgocorp.com, or:

GETGO Inc.                                         GETGO Mail.com USA, Inc.
World Headquarters                                 Unified Messaging Division
4610 S. Ulster Street, Ste. 150                    1 Main Street
Denver, CO 80237                                   Clinton, New Jersey 08809
USA                                                USA
303/771-3850                                       908/730-0066

GETGO International
Asian Operations
Prosperity Centre
8/F, Block B
77 Container Port Road
Kwai Chung, New Territories
Hong Kong
852 2481 6022

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements regarding future prospects and developments are based upon current expectations and involve certain risks and uncertainties that could cause actual results and developments to differ materially from the forward-looking statements, including those detailed in the company's filings with the Securities and Exchange Commission. Factors that could cause or contribute to differences include the development of the Company's new and uncertain business model, uncertainty regarding acceptance of the Company's products and services and the Company's limited operating history in this business segment.
CONTACT: GETGO Inc.
Kristin Johnston, 303/771-3850
www.getgocorp.com

--------------------------------------------------------------------------------
GETGO Mail.com Inc.                                                NEWS RELEASE
--------------------------------------------------------------------------------

4610 S. Ulster Street, Ste. 150
Denver, CO 80237
Corporate Office: 303-771-3850
Investor Relations: 818-475-1509
URL: www.getgomail.com
--------------------------------------------------------------------------------

      GETGO Inc. Signs Letter of Intent to Acquire Westwind Media.com Inc.

DENVER, Nov. 27 /PRNewswire/ -- GETGO Inc. ("GETGO") (Nasdaq: GTGO) today announced that it has entered into a non-binding letter of intent to acquire Westwind Media.com ("Westwind"), a leading provider of audio and video broadcast content for Internet portals and e-tailers. (Photo:
http://www.newscom.com/cgi-bin/prnh/20001127/LAM046LOGO)

"The acquisition of Westwind accelerates the timetable for our entertainment vertical business model by at least a year. Their beginning-to-end digital programming and broadband distribution facilities are producing outstanding audio and video quality that will seamlessly compliment the high quality content produced by Radio One Networks," said Dr. Derrin Smith, CEO and Chairman of GETGO Inc. "By taking advantage of the inherent synergies between the two companies we can create a superior broadband experience. Westwind Media and Radio One Networks are central to GETGO's business mission, which is leveraging the Enterprise Synergies between companies that enhance the user's experience with broadband Information, Communication and Entertainment."

Westwind Media.com utilizes its proprietary and patented technologies to achieve mass customization of news, music and other "Internet-driven" entertainment, providing high quality Internet broadcasting, audio, video and interactive solutions to commercial enterprises. Westwind Media.com creates and streams customized content for such notable clients as: Lycos Radio and broadcast news service, Verizon, Bell Atlantic Bertlsmann (BOL.com), Verio, BET.com, TheStreet.com Radio, iVillage.com Network, and Fidelity Investments PowerStreet Online.

Radio One Networks has developed proprietary satellite and Internet audio broadcast technologies which feature customized audio content. Their primary existing service is the creation and delivery of 24-hour, full-time formats for radio broadcast stations. The music formats are programmed to include the insertion by the Network of custom local content for each affiliate.

Cliff Gardiner, President of Radio One Networks stated, "The integration of Westwind and Radio One Networks will provide advertisers with a powerful cross marketing capability not provided by any other media production/distribution enterprise and will accelerate the use of the Internet as not only a credible advertising medium but a precise marketing tool. Westwind and Radio One Networks make the Internet come alive with their audio and video content."

"The natural business synergies are astonishing. What Radio One Networks does exceedingly well for their terrestrial radio station affiliates, Westwind does for its portals and e-tailers. Combined we will deliver a unique and powerful solution to advertisers seeking targeted impact and maximum return," stated Kevin France, co-founder and executive vice-president of Westwind Media.com.

GETGO Inc. is an international technology company focused on acquiring new products, patents, intellectual property and services for enhanced broadband communications. The GETGO strategy is to operate and invest in new media and Internet service enterprises that provide enabling technologies that create a better, faster and more enjoyable broadband experience for the end-user.

For more information on GETGO or any of its subsidiaries please log on to http://www.getgocorp.com/,http://www.radioonenetworks.com/, http://www.e-commerceaudio.com./, http://www.westwindmedia.com/ or contact Kristin Johnston at (303) 771-3850 or kjohnston@getgocorp.com, or:

GETGO Inc.; World Headquarters; 4610 S. Ulster Street, Ste. 150; Denver, CO 80237; USA; 303.771.3850; GETGOMail.com USA, Inc.; Unified Messaging Division; 1 Main Street; Clinton, New Jersey 08809; USA; 908.730.0066;GETGO International; Asian Operations; Prosperity Centre; 8/F, Block B; 77 Container Port Road; Kwai Chung, New Territories; Hong Kong; 852.2481.6022.

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements regarding future prospects and developments are based upon current expectations and involve certain risks and uncertainties that could cause actual results and developments to differ materially from the forward-looking statements, including those detailed in the company's filings with the Securities and Exchange Commission. Factors that could cause or contribute to differences include the development the Company's new and uncertain business model, uncertainty regarding acceptance of the Company's products and services and the Company's limited operating history in this business segment.

/CONTACT: Kristin Johnston of GETGO Inc., 303-771-3850, kjohnston@getgocorp.com; or GETGO Mail.com USA, Inc., Unified Messaging Division, 908-730-0066; or Kwai Chung, New Territories of GETGO International, Asian Operations, 852-2481-6022/

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 9134, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                ELECTROCON INTERNATIONAL INC.
                                                        (Registrant)


Date:  January 15, 2001                         By:  /s/  Henry F. Schlueter
       ----------------                              ---------------------------
                                                          Henry F. Schlueter
                                                          Assistant Secretary